                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                              (Amendment No.  )*



                      First Community Capital Corporation
                      -----------------------------------
                               (Name of Issuer)

                    Common Stock $0.01 Par Value Per Share
                    --------------------------------------
                        (Title of Class of Securities)

                                      N/A
                               ----------------
                                (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================
  CUSIP NO.  N/A                    13G                           Page 2 of 18
           ---------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Nigel J. Harrison

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,521,534(1)(2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             76,000(2)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,521,534(1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      63.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

(1) Includes 1,457,534 shares of common stock held under the First Community Capital Corporation Voting and Stock Restriction Agreement, as amended and restated, of which Mr. Harrison is a Voting Representative.

(2) Includes 64,000 shares of common stock which may be acquired by Mr. Harrison within 60 days upon the exercise of outstanding stock options.

===============================================================================
  CUSIP NO.  N/A                    13G                           Page 3 of 18
           ---------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Linn C. Eignus

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,473,534(1)(2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             22,500(2)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,473,534(1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      63.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------


(1) Includes 1,457,534 shares of common stock held under the First Community Capital Corporation Voting and Stock Restriction Agreement, as amended and restated, of which Mr. Eignus is a Voting Representative.

(2) Includes 16,000 shares of common stock which may be acquired by Mr. Eignus within 60 days upon the exercise of outstanding stock options.

===============================================================================
  CUSIP NO.  N/A                    13G                          Page 4 of 18
           ---------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Robert A. Ferstl

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,461,534(1)(2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             64,000(2)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,461,534(1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      63.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

(1) Includes 1,457,534 shares of common stock held under the First Community Capital Corporation Voting and Stock Restriction Agreement, as amended and restated, of which Mr. Ferstl is a Voting Representative.

(2) Includes 4,000 shares of common stock which may be acquired by Mr. Ferstl within 60 days upon the exercise of outstanding stock options.

===============================================================================
  CUSIP NO.   N/A                   13G                          Page 5 of 18
           ---------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Louis F. Goza

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,461,534(1)(2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             51,896(2)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,461,534(1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      63.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

(1) Includes 1,457,534 shares of common stock held under the First Community Capital Corporation Voting and Stock Restriction Agreement, as amended and restated, of which Mr. Goza is a Voting Representative.

(2) Includes 4,000 shares of common stock which may be acquired by Mr. Goza within 60 days upon the exercise of outstanding stock options.

===============================================================================
  CUSIP NO.  N/A                    13G                          Page 6 of 18
           ---------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Thomas R. Johnson

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,461,534(1)(2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             19,088(1)(2)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,461,534(1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      63.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

(1) Includes 1,457,534 shares of common stock held under the First Community Capital Corporation Voting and Stock Restriction Agreement, as amended and restated, of which Mr. Johnson is a Voting Representative.

(2) Includes 4,000 shares of common stock which may be acquired by Mr. Johnson within 60 days upon the exercise of outstanding stock options.

===============================================================================
  CUSIP NO.  N/A                     13G                         Page 7 of 18
           ---------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Kenneth A. Love

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,461,534(1)(2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             26,800(2)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,461,534(1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      63.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

(1) Includes 1,457,534 shares of common stock held under the First Community Capital Corporation Voting and Stock Restriction Agreement, as amended and restated, of which Mr. Love is a Voting Representative.

(2) Includes 4,000 shares of common stock which may be acquired by Mr. Love within 60 days upon the exercise of outstanding stock options.

===============================================================================
  CUSIP NO.  N/A                    13G                          Page 8 of 18
           ---------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Richard L. Wagoner

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,461,534(1)(2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             24,000(2)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,461,534(1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      63.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

(1) Includes 1,457,534 shares of common stock held under the First Community Capital Corporation Voting and Stock Restriction Agreement, as amended and restated, of which Mr. Wagoner is a Voting Representative.

(2) Includes 4,000 shares of common stock which may be acquired by Mr. Wagoner within 60 days upon the exercise of outstanding stock options.

===============================================================================
  CUSIP NO.  N/A                    13G                          Page 9 of 18
           ---------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Charles L. Whynot

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,461,534(1)(2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             32,596(2)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,461,534(1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      63.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

(1) Includes 1,457,534 shares of common stock held under the First Community Capital Corporation Voting and Stock Restriction Agreement, as amended and restated, of which Mr. Whynot is a Voting Representative.

(2) Includes 4,000 shares of common stock which may be acquired by Mr. Whynot within 60 days upon the exercise of outstanding stock options.

                                   Item 1(a)

Name of issuer: The name of the issuer is First Community Capital Corporation ("First Community").

                                   Item 1(b)

Address of issuer's principal executive offices: The principal executive office of First Community is 14200 Gulf Freeway, Houston, Texas 77034.

                                   Item 2(a)

Name of persons filing:  Nigel J. Harrison
                         Linn C. Eignus
                         Robert A. Ferstl
                         Louis F. Goza
                         Thomas R. Johnson
                         Kenneth A. Love
                         Richard L. Wagoner
                         Charles L. Whynot

     Each of the reporting persons serves as a voting representative ("Voting Representative") under the First Community Capital Corporation Voting and Stock Restriction Agreement dated June 29, 1995, as amended and restated (the "Voting Agreement").

                                   Item 2(b)

Address or principal business office or, if none, residence:

(i)    The address of Nigel J. Harrison is 14200 Gulf Freeway, Houston, Texas
       77034.

(ii)   The address of Linn C. Eignus is 14200 Gulf Freeway, Houston, Texas
       77034.

(iii)  The address of Robert A. Ferstl is 2888 S. Richey, Houston, Texas 77017.

(iv) The address of Louis F. Goza is 811 Dallas Street, Suite 1407, Houston, Texas 77002.

(v)    The address of Thomas R. Johnson is 349 E. Parkwood, Friendswood, Texas
       77546.

(vi) The address of Kenneth A. Love is 12946 Dairy Ashford, Sugar Land, Texas 77478.

(vii) The address of Richard L. Wagoner is 5900 Almeda-Genoa Road, Houston, Texas 77048.

(viii) The address of Charles L. Whynot is 900 Apollo Lane, Suite C, Houston, Texas 77058.

                                   Item 2(c)

Citizenship:  Each of Nigel J. Harrison, Linn C. Eignus, Robert A. Ferstl, Louis
F. Goza, Thomas R. Johnson, Kenneth A. Love, Richard L. Wagoner and Charles L. Whynot is a citizen of the United States.

                                   Item 2(d)

Title of class of securities: The class of securities of First Community owned beneficially by each of Nigel J. Harrison, Linn C. Eignus, Robert A. Ferstl, Louis F. Goza, Thomas R. Johnson, Kenneth A. Love, Richard L. Wagoner and Charles L. Whynot is common stock, $0.01 par value (the "Common Stock").

                                   Item 2(e)

CUSIP Number:  Not applicable

                                     Item 3

Not applicable

                                     Item 4

Ownership:

1.  Nigel J. Harrison

(a) The amount of securities beneficially owned by Nigel J. Harrison is 1,521,534 shares of Common Stock. Mr. Harrison, as a Voting Representative under the Voting Agreement, shares the power to vote the 1,457,534 shares of Common Stock held under the Voting Agreement. Mr. Harrison does not have the power to dispose of the shares held under the Voting Agreement, other than the 12,000 shares he holds of record. Mr. Harrison also has the right to acquire 64,000 shares within 60 days pursuant to the exercise of stock options, and such shares will become subject to the Voting Agreement upon exercise.

(b) The percent of the class of Common Stock beneficially owned by Nigel J. Harrison is 63.9%.

(c) Mr. Harrison has the shared power to vote or to direct the vote of 1,521,534 shares of the Common Stock and the sole power to dispose or to direct the disposition of 76,000 shares of the Common Stock.

2.  Linn C. Eignus

(a) The amount of securities beneficially owned by Linn C. Eignus is 1,473,534 shares of Common Stock. Mr. Eignus, as a Voting Representative under the Voting Agreement, shares the power to vote the 1,457,534 shares of Common Stock held under the Voting Agreement. Mr. Eignus does not have the power to dispose of the shares held under the Voting Agreement, other than the 6,500 shares he holds of record. Mr. Eignus also has the right to acquire 16,000 shares within 60 days pursuant to the exercise of stock options, and such shares will become subject to the Voting Agreement upon exercise.

(b) The percent of the class of Common Stock beneficially owned by Linn C. Eignus is 63.2%.

(c) Mr. Eignus has the shared power to vote or to direct the vote of 1,473,534 shares of the Common Stock and the sole power to dispose or to direct the disposition of 22,500 shares of the Common Stock.

3.  Robert A. Ferstl

(a) The amount of securities beneficially owned by Robert A. Ferstl is 1,461,534 shares of Common Stock. Mr. Ferstl, as a Voting Representative under the Voting Agreement, shares the power to vote the 1,457,534 shares of Common Stock held under the Voting Agreement. Mr. Ferstl does not have the power to dispose of the shares held under the Voting Agreement, other than the 58,000 shares he holds of record and 2,000 shares held of record by a corporation of which he is president. Mr. Ferstl also has the right to acquire 4,000 shares within 60 days pursuant to the exercise of stock options, and such shares will become subject to the Voting Agreement upon exercise.

(b) The percent of the class of Common Stock beneficially owned by Robert A. Ferstl is 63.0%.

(c) Mr. Ferstl has the shared power to vote or to direct the vote of 1,461,534 shares of the Common Stock and the sole power to dispose or to direct the disposition of 64,000 shares of the Common Stock.

4.  Louis F. Goza

(a) The amount of securities beneficially owned by Louis F. Goza is 1,461,534 shares of Common Stock. Mr. Goza, as a Voting Representative under the Voting Agreement, shares the power to vote the 1,457,534 shares of Common Stock held under the Voting Agreement. Mr. Goza does not have the power to dispose of the shares held under the Voting Agreement, other than the 31,796 shares he holds of record, 4,100 shares held of record by a corporation of which he is the controlling shareholder and 12,000 shares held of record by a family partnership of which he is a partner. Mr. Goza also has the right to acquire 4,000 shares within 60 days pursuant to the exercise of stock options, and such shares will become subject to the Voting Agreement upon exercise.

(b) The percent of the class of Common Stock beneficially owned by Louis F. Goza is 63.0%.

(c) Mr. Goza has the shared power to vote or to direct the vote of 1,461,534 shares of the Common Stock and the sole power to dispose or to direct the disposition of 51,896 shares of the Common Stock.

5.  Thomas R. Johnson

(a) The amount of securities beneficially owned by Thomas R. Johnson is 1,461,534 shares of Common Stock. Mr. Johnson, as a Voting Representative under the Voting Agreement, shares the power to vote the 1,457,534 shares of Common Stock held under the Voting Agreement. Mr. Johnson does not have the power to dispose of the shares held under the Voting Agreement, other than the 400 shares he holds of record and 14,688 shares held of record by a family limited partnership, of which he is limited partner. Mr. Johnson also has the right to acquire 4,000 shares within 60 days pursuant to the exercise of stock options, and such shares will become subject to the Voting Agreement upon exercise.

(b) The percent of the class of Common Stock beneficially owned by Thomas R. Johnson is 63.0%.

(c) Mr. Johnson has the shared power to vote or to direct the vote of 1,461,534 shares of the Common Stock and the sole power to dispose or to direct the disposition of 19,088 shares of the Common Stock.

6.  Kenneth A. Love

(a) The amount of securities beneficially owned by Kenneth A. Love is 1,461,534 shares of Common Stock. Mr. Love, as a Voting Representative under the Voting Agreement, shares the power to vote the 1,457,534 shares of Common Stock held under the Voting Agreement. Mr. Love does not have the power to dispose of the shares held under the Voting Agreement, other than the 18,000 shares he holds of record and 4,800 shares held of record as custodian for his minor children. Mr. Love also has the right to acquire 4,000 shares within 60 days pursuant to the exercise of stock options, and such shares will become subject to the Voting Agreement upon exercise.

(b) The percent of the class of Common Stock beneficially owned by Kenneth A. Love is 63.0%.

(c) Mr. Love has the shared power to vote or to direct the vote of 1,461,534 shares of the Common Stock and the sole power to dispose or to direct the disposition of 26,800 shares of the Common Stock.

7.  Richard L. Wagoner

(a) The amount of securities beneficially owned by Richard L. Wagoner is 1,461,534 shares of Common Stock. Mr. Wagoner, as a Voting Representative under the Voting Agreement, shares the power to vote the 1,457,534 shares of Common Stock held under the Voting Agreement. Mr. Wagoner does not have the power to dispose of the shares held under the Voting Agreement, other than the 18,000 shares he holds of record and 2,000 shares held of record by a partnership of which he is general partner. Mr. Wagoner also has the right to acquire 4,000 shares within 60 days pursuant to the exercise of stock options, and such shares will become subject to the Voting Agreement upon exercise.

(b) The percent of the class of Common Stock beneficially owned by Richard L. Wagoner is 63.0%.

(c) Mr. Wagoner has the shared power to vote or to direct the vote of 1,461,534 shares of the Common Stock and the sole power to dispose or to direct the disposition of 24,000 shares of the Common Stock.

8.  Charles L. Whynot

(a) The amount of securities beneficially owned by Charles L. Whynot is 1,461,534 shares of Common Stock. Mr. Whynot, as a Voting Representative under the Voting Agreement, shares the power to vote the 1,457,534 shares of Common Stock held under the Voting Agreement. Mr. Whynot does not have the power to dispose of the shares held under the Voting Agreement, other than the 21,188 shares he holds of record and 7,408 shares held jointly with his spouse. Mr. Whynot also has the right to acquire 4,000 shares within 60 days pursuant to the exercise of stock options, and such shares will become subject to the Voting Agreement upon exercise.

(b) The percent of the class of Common Stock beneficially owned by Charles L. Whynot is 63.0%.

(c) Mr. Whynot has the shared power to vote or to direct the vote of 1,461,534 shares of the Common Stock and the sole power to dispose or to direct the disposition of 32,596 shares of the Common Stock.

                                     Item 5

Ownership of 5 Percent or Less of a Class:  Not applicable

                                     Item 6

Ownership of More than 5 Percent on Behalf of Another Person:

          Except with respect to the (i) 76,000 shares of Common Stock held under the Voting Agreement with respect to which Nigel J. Harrison has a direct beneficial interest, (ii) 22,500 shares of Common Stock held under the Voting Agreement with respect to which Linn C. Eignus has a direct beneficial interest,
(iii) 64,000 shares of Common Stock held under the Voting Agreement with respect to which Robert A. Ferstl has a direct beneficial interest, (iv) 51,896 shares of Common Stock held under the Voting Agreement with respect to which Louis F. Goza has a direct beneficial interest, (v) 19,088 shares of Common Stock held under the Voting Agreement with respect to which Thomas R. Johnson has a direct beneficial interest, (vi) 26,800 shares of Common Stock held under the Voting Agreement with respect to which Kenneth A. Love has a direct beneficial interest, (vii) 24,000 shares of Common Stock held under the Voting Agreement with respect to which Richard L. Wagoner has a direct beneficial interest and
(viii) 32,596 shares of Common Stock held under the Voting Agreement with respect to which Charles L. Whynot has a direct beneficial interest, all of the other shares of Common Stock held under the Voting Agreement are beneficially owned by other shareholders of First Community who have elected to become a party to the Voting Agreement. As such, the various beneficial owners of the shares of Common Stock held under the Voting Agreement have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

                                     Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

                                     Item 8

Identification and Classification of Members of the Group: See Exhibit 1 attached to this Schedule 13G for the identity of each group member.

                                     Item 9

Notice of Dissolution of Group:  Not applicable

                                    Item 10

Certification:  Not applicable

SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 2002     /s/ Nigel J. Harrison
                              __________________________________
                              Nigel J. Harrison, Voting Representative under the
                              Voting and Stock Restriction Agreement dated June
                              29, 1995, as amended and restated

                              /s/ Linn C. Eignus
                              __________________________________
                              Linn C. Eignus, Voting Representative under the Voting and Stock Restriction Agreement dated June 29, 1995, as amended and restated

                              /s/ Robert A. Ferstl
                              __________________________________
                              Robert A. Ferstl, Voting Representative under the Voting and Stock Restriction Agreement dated June 29, 1995, as amended and restated

                              /s/ Louis F. Goza
                              __________________________________
                              Louis F. Goza, Voting Representative under the Voting and Stock Restriction Agreement dated June 29, 1995, as amended and restated

                              /s/ Thomas R. Johnson
                              __________________________________
                              Thomas R. Johnson, Voting Representative under the Voting and Stock Restriction Agreement dated June 29, 1995, as amended and restated

                              /s/ Kenneth A. Love
                              __________________________________
                              Kenneth A. Love, Voting Representative under the Voting and Stock Restriction Agreement dated June 29, 1995, as amended and restated

                              /s/ Richard L. Wagoner
                              __________________________________
                              Richard L. Wagoner, Voting Representative under the Voting and Stock Restriction Agreement dated June 29, 1995, as amended and restated

                              /s/ Charles L. Whynot
                              __________________________________
                              Charles L. Whynot, Voting Representative under the Voting and Stock Restriction Agreement dated June 29, 1995, as amended and restated

                                 EXHIBIT INDEX

Exhibit 1    Joint Filing Agreement

Exhibit 2    First Community Capital Corporation Voting and
             Stock Restriction Agreement, as amended and restated

                                      18